Exhibit 12.1

ANTERO RESOURCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,									Three Months Ended March 31,
	2012		2013		2014		2015		2016	2017
Pre-tax income (loss) from continuing operations	$346,505		$162,023		$1,117,049		$1,517,254		$(1,345,192)	$399,742
Fixed charges	$97,877		$137,343		$163,458		$231,551		$235,544	$58,491
Total adjusted earnings available for payment of fixed charges	$444,382		$299,366		$1,280,507		$1,748,805		$(1,109,648)	$458,233
Fixed charges
Interest expense, including amortization of debt-related expenses	$97,510		$136,617		$160,051		$228,568		$232,455	$58,003
Rental expense representative of interest factor	$367		$726		$3,407		$2,983		$3,089	$488
Total fixed charges	$97,877		$137,343		$163,458		$231,551		$235,544	$58,491
Ratio of earnings to fixed charges	4.54	X	2.18	X	7.83	X	7.55	X	NA (1)	7.83	X

(1)  Earnings are deficient to cover fixed charges by $1,345,192.